Exhibit 99.2

NQ Mobile Announces Majority Stake Acquisition of NationSky

to Gain Presence in China Enterprise Market

BEIJING and DALLAS, May 7, 2012 – NQ Mobile Inc. (“NQ Mobile” or the “Company”, and formerly known as NetQin Mobile Inc.) (NYSE: NQ), a leading global provider of mobile Internet services focusing on security, privacy and productivity, today announced its intent to acquire 55% of Beijing NationSky Network Technology, Inc. (“NationSky”), a leading provider of mobile services to enterprises in China. This transaction is expected to close in the second quarter of 2012.

NQ Mobile, having over 60% market share in China’s consumer mobile security market, is now expanding its footprint into the enterprise market through its majority acquisition of NationSky. NQ Mobile is acquiring 55% of NationSky in a cash and share transaction.

Founded in 2005, NationSky is a leader in providing mobile services to more than 1,000 enterprises in China. By working with carriers and smart phone platform providers, NationSky delivers device agnostic managed mobile services, mobile device management services and other mobile SaaS services. Headquartered in Beijing, NationSky also has offices in Shanghai and Shenzhen.

“We are proud to be part of NQ Mobile,” said Charles Shuli Hou, Founder and CEO of NationSky, “Mobile malware and viruses attacks have been steadily increasing, and businesses in China know that they cannot leave their mobile workforce’s devices and data at risk. NQ Mobile and NationSky will be able to jointly resolve enterprise mobility security issues.”

Mobile devices used in enterprise, such as smartphones and tablets, are at risk from the same threats that target consumer devices- threats such as malware, malicious sites, SMS-related viral attacks, and privacy intrusion. Given the amount of sensitive information that resides on enterprise devices, businesses are proactively seeking protection solutions.

“By becoming the majority owner in NationSky, we are forging a new path into the enterprise market. An investment in NationSky opens up a direct channel for providing mobile security solutions to Chinese enterprises,” said Dr. Henry Lin, Founder, Chairman and Co-CEO of NQ Mobile, “We intend to cross leverage our technology know-hows, and direct customer relationships to deliver the best-in-class secured mobile services to enterprise customers in China.”

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services focusing on security, privacy and productivity. The company was one of the first to recognize the growing security threats targeting smartphone users and is now a leading provider of Freemium subscription services with approximately 172 million registered user accounts in over 150 countries. NQ Mobile’s proprietary, cloud-based security solution has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats.

NQ Mobile was bestowed the 2011 Technology Pioneer Award by the World Economic Forum for its technology leadership and innovation in mobile security. To facilitate global expansion, NQ Mobile headquarters are co-located in Beijing, China and Dallas, TX, USA. For more information on NQ Mobile, please visit www.nq.com.

About NationsSky

NationSky is a leading enterprise mobile services provider headquartered in Beijing, China. Founded in 2005, NationSky provides device agnostic managed mobile services, mobile device management services and other mobile SaaS offerings to over 1,000 enterprise customers in China in a wide range of industries, including IT, manufacturing, finance, energy, healthcare etc. NationSky enables employees to access the back-end enterprise office system when conducting business activities such as emailing, communication, project planning and more. The current business portfolio covers enterprises services based on platforms such as Apple iOS, BlackBerry and Android. NationsSky also possesses a strong relationship with wireless carriers, such as China Mobile, and provide relevant distribution and maintenance services.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86 13693066011

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